FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 21, 2023, announcing that Gilat Enables TIM Brasil to Be First Network Operator with Coverage to 100% of Brazilian Cities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 21, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Enables TIM Brasil to Be First Network Operator with
Coverage to 100% of Brazilian Cities

Gilat's cellular backhaul over satellite solution empowered TIM Brasil to provide mobile coverage to all of Brazil’s 5,570 municipalities

Petah Tikva, Israel, February 21, 2023 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that the company enabled TIM Brasil, a Tier-1 Mobile Network Operator (MNO), to be the first MNO to provide mobile coverage to all 5,570 cities in Brazil.

TIM Brasil’s coverage of 12 million hectares for the agrobusiness is largely possible due to Gilat's cellular backhaul over satellite solution. The successful execution included timely remote installations by the Gilat team to ensure that 100% of Brazil's cities have mobile network access provided by TIM Brasil, mostly being 4G, and thus turning the company into the largest mobile network in the country.

"TIM Brasil is the only MNO in the nation to cover all of Brazil’s municipalities. We are extremely proud of this achievement, a major step forward in digital inclusion and in fostering economic and human development," said Marco Di Costanzo, Network Director at TIM Brasil." Reaching this goal wouldn’t have been possible without the strong and continuous support of the entire Gilat team, working closely with us to connect sites in the most remote regions of the country."

"We are very happy to support TIM Brasil in accomplishing this impressive objective, which represents a great start to 2023," said Michal Aharonov, Chief Commercial Officer at Gilat. "Gilat’s industry-leading technology enables TIM to extend their presence from urban centers to the countryside. We are proud to partner with TIM in this important journey to bridge the digital divide with 4G access across the country."

About TIM Brasil

“To evolve together with courage, transforming technology into freedom” is the purpose of TIM, which operates throughout Brazil with telecommunications services, leading 4G coverage. The company is recognized for leading important market movements - in line with its signature, "Imagine the possibilities", the company is a pioneer in 5G trials in the country and had a leading role in the next generation mobile networks frequency auction, which will revolutionize several segments of the Brazilian Industry.

For being committed to the best environmental, social and governance practices, TIM integrates important portfolios of the Brazilian stock exchange, such as the New Market (Novo Mercado), the S & P / B3 Brasil ESG, the Carbon Efficient Index (ICO2) and the Corporate Sustainability Index (ISE). It is listed on the Sustainability Yearbook 2022, that reunites the most sustainable companies in the world, and it was the first telephone company recognized by the Federal Controller General (CGU) with the "Pro-ethics" seal and the ISO 370001 certificate, related to actions against bribery.

TIM values a more diverse and inclusive organizational culture and works to fight prejudice and bring awareness about the topic to the society. These activities have led the company to receive important acknowledgments: it is present in the Bloomberg Gender Equity Index and leads, among Brazilian and Telecom companies in the world, the Refinitiv Diversity & Inclusion Index, that evaluates the performance of more than 11 thousand companies.  For more information, access: www.tim.com.br.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS

Press Release | T +972 3 925 2000 | info@gilat.com | www.gilat.com

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